Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: June 12, 2021

Production is Just Around The Corner – REE Automotive’s CEO on Partnerships, Going Public And Its New Centre of Excellence

By Adrian Smith, June 7, 2021, Auto Futures

REE Automotive is on a roll. In recent months it’s unveiled two major partnerships and the establishment of an Engineering Center of Excellence in the UK. As if these announcements weren’t enough for the Israeli e-mobility start-up, it’s also aiming to list on the NASDAQ through a merger. The stories just keep on coming.

Daniel Barel is REE Automotive’s CEO. He’s been talking to Auto Futures.

REE’s proprietary REEcorner technology is radical. It packs vehicle components into a single compact module positioned between the chassis and the wheel – including steering, braking, suspension, powertrain, and control – resulting in a fully flat EV platform.

Barel began by offering his thoughts on how the automotive industry has shifted gear. “The pace of innovation in automotive is quickening. The pace of innovation in the past five years has exceeded the pace of innovation in the entire century that came beforehand.”

“There’s been a tectonic shift. We’re moving more and more towards what the industry now calls mission specific vehicles. For example, Amazon working with Rivian or Zoox, not because they can’t afford to buy a vehicle on the market, they can do whatever they want. It’s because there’s nothing that they want out there,” he adds.

In April 2021, REE announced a strategic collaboration agreement with Magna International Inc., with the goal of bringing to market innovative, full-fledged Modular Electric Vehicles (MEVs) for tech companies and new electric mobility players under the ‘Powered by REE’ brand.

“We’re equals. We’re not paying them and they’re not paying us. We build a platform. They build a top hat, a body, and we sell it together to the customer. We share the revenue. We have joint development teams. This is huge. This has never happened before,” explains Barel.

In 2019, REE Automotive collaborated with Hino Motors, Ltd., a Toyota Group company, on  as concept that was showcased at the 2019 Tokyo Motor Show. The two companies have now signed a strategic business alliance agreement and aim to develop hardware prototypes by 2022.

“We’re developing a completely brand new approach to mobility-as-a service. We presented together the concept called ‘FlatFormer’ back in 2019. I think before the Rivians and Arrivals of this world had spoken to an OEM.”

In a press statement, Hino CEO, Yoshio Shimo, comments: “It received an excellent response, and I am delighted to see this FlatFormer concept come closer to reality. REE is a visionary company, and I am confident that this business alliance will become a driving force for Hino as we take on the challenge of generating new value in commercial mobility to harmonize with future society.”

“I’m extremely proud of the fact that we presented something in 2019. And we delivered. We took it all the way to this alliance today,” adds Barel.

Plan to go Public

In February, REE announced the establishment of a new state-of-the-art Engineering Center of Excellence at MIRA Technology Park in the UK. The company is planning on a $92 million dollar investment during the next three years in the new Center and the region

Barel says it will allow REE to start mass production of its platforms by 2023, with the first REEcorners expected to be delivered to customers in 2022. “The Engineering Center of Excellence is going to allow us to accelerate our time to market significantly.”

“We see huge demand, and, with this Center, it gets us further down the road to production and far stronger. It goes without saying that we had opportunities to set up this Center elsewhere, especially  as we’re now in the process of becoming a listed company in the U.S. But I  truly believe that the UK is by far the best location that we could have had for a top notch engineering hub,” explains Barel.

REE is going through the process of going public via a business combination with special purpose acquisition company (SPAC) 10X Capital Venture Acquisition Corp. (NASDAQ: VCVC).

“We are in the final stages of commercialisation and production, so now is the time to go public. We chose to do it with a SPAC because, I believe, it’s a more intelligent way of doing it, since there is a SPAC that’s doing very extensive diligence,” he says.

“Everybody is rolling one hundred percent into the new entity, meaning there is no secondary deal here. Nobody’s taking money off the table. On the contrary, we’ve only just begun.”

“As much as I’m excited by the new experience, the opportunity to go public is just the beginning of the next phase of our ultra-marathon,” adds Barel.

“I honestly believe that REE’s going to be similar to what Intel was in the 90s and 2000s.”

Looking to the future, Barel thinks by 2030 we will be driving less and be driven a lot more.

He tells us: “We will see three trends. One, an exponential growth in commercial vehicles. Our economy demands it, it’s the backbone of the economy. We need to move more goods and services.”

“Secondly, we’ll see a brand shift. For the past hundred years, up until recently, the (main) brand was the OEM. It’s changing. When you catch an Uber or a Lyft you don’t really care whether it’s a Vauxhall or a Daimler. If you see an Amazon truck or a service truck, you just care what the brand is. We’re going to see new players in that market. The majority of OEMs will be something different.”

“Last but not least, I see DaaS – data-as-a-service – as a fundamental driver into mobility. We’ve not even scratched the surface.”

“I honestly believe that REE’s going to be similar to what Intel was in the 90s and 2000s. Whatever computer you bought it had that sticker saying ‘Intel Inside’. I think most cars will be powered by REE,” concludes Barel.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.